Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA ENCOUNTERS FAVOURABLE GOLD
MINERALIZATION IN PHASE 1 PAMLICO DRILL PROGRAM

February 24, 2003- AMERICAN BONANZA GOLD MINING CORP. (the “Corporation”) is pleased to announce that its recently completed drilling program on the Pamlico project encountered favorable mineralization. The Pamlico project is located in the Walker Lane gold trend of Nevada and is currently under option to American Nevada Gold Corp. Under the option agreement, American Nevada Gold Corp. can earn up to a 50-per-cent interest in both the Pamlico and Gold Bar projects after funding a total of Cdn.$3.6 million in exploration expenditures over three years. American Bonanza retains a buyback right to increase its interest to 70%, and will act as the operator for these exploration programs.

This early-stage drilling program totaled 1,608 feet in eight holes, and was designed to confirm and expand mineralization encountered previously in the underground workings in the Central Mine Area and in underground workings and previous drilling in the north end of the Main Zone.

Encouraging results of 55.5 grams per tonne (1.62 ounces of gold per ton) over 1 metre (3 feet) and 95.6 grams per tonne (2.79 ounces of gold per ton) over 0.3 metre (1 foot) were obtained. Given the early stage of the exploration drilling, these results are considered encouraging. Four distinct mineralized structures were targeted and all four were encountered by the drilling, with two structures returning significant mineralization as described above. Several intervals testing structures did not return high grade gold, but contain anomalous gold grades between 1.0 g/t gold and 0.5 g/t gold which suggests potential for these structures in other areas.

The Pamlico gold mineralization occurs within a package of sedimentary and volcanic rocks, in silicified faults, epithermal quartz veins and silicified brecciated lithologic contacts. Future drilling will target these mineralized structures to follow up along strike and dip from these current results and previously drilled mineralized zones. The Pamlico veins and mineralized faults occur along Walker Lane faults and are typically moderately dipping, curviplanar, and locally braided. Silicification is the most prevalent wallrock alteration. Gold mineralization is restricted to these structures, with little to no gold mineralization present in the wallrocks. As a result, all eight drill holes were pre-drilled with a reverse circulation drilling rig and the Main Zone structural targets were then drilled with a HQ core drilling rig. A total of 1,120 feet of reverse circulation was drilled, along with a total of 488 feet of “spot” core drilled through the target zones.

Drilling services were provided by an international drilling contractor, Layne Christensen Company of Chandler Arizona. The drilling and assaying were conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101. The upper portions of the drill holes in the Main zone were completed by reverse circulation drilling with the deeper target zones drilled by core. Drilling in the Central Mine consisted of only reverse circulation drilling. The drilling contractor under direct supervision of Bonanza personnel preformed downhole surveys. A standard digital multi-shot survey tool provided acceptable accuracy in measuring dip and azimuth attitudes.

The drill holes in the Main zone were located adjacent to reverse circulation holes drilled by Bonanza in 1999. Surveyed underground workings were used to position drill holes in the Central Mine area. Drilling in the Main Pamlico Mines area targeted known productive veins about 90 metres (300 feet) down-dip from the deepest working in the area. The five holes were drilled from two drill pads, and were designed to encounter target structures between 10 and 20 metres along strike from previously know data points. The two high grade intercepts were encountered in this area. These Main Zone veins remain open to expansion along strike and dip. The Central Mine target area is approximately 1.6 kilometres (1 mile) northeast of the Main Pamlico Mines target area. Bonanza drilled three holes in a roughly triangular pattern on average 35 metre (100 feet) spacing. This preliminary drilling in the Central Mine target area returned low grade gold values, although silicified fault structures were encountered.

The reverse circulation samples were bagged, labeled and tied at the drill site. Reference samples for each interval were collected and stored in plastic chip trays. Geologic information was recorded on standardized logging forms which included color, rock type, alteration, mineral species and abundance. Samples were collected on 5 (1.5m) or 2 ½ foot (.75m) intervals.

Prior to geological logging and splitting of the HQ core, geotechnical data was collected including RQD and interval recovery. Core recoveries were generally good. The drill core was logged for lithology, mineralization, alteration, and structural features using standardized logging forms. Sample intervals were marked using aluminum tags and permanent marker, and sample intervals were selected on a geological basis. Drilled interval lengths are slightly longer than true thicknesses and are near true thicknesses because the holes were drilled at high angles to the target structures. The core was brushed/washed and photographed prior to sample analysis.

Samples were collected at the end of each day and transported by Bonanza Explorations personnel to a locked storage facility in Hawthorne, Nevada. The samples were picked up from the storage facility by American Assay Laboratories (AAL) in Sparks, Nevada. AAL is ISO /IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

Both core and drill cuttings were dried, crushed to –10 mesh, rotary split to 1,000 grams, pulverized to –150 mesh, split to 350 gram pulps, fire assayed for gold and silver using 2-assay ton fire assay with gravimetric finish. All samples greater than 0.100 opt, drill rig duplicates, standards, and blanks were submitted to additional labs for verification. A total of 173 drill samples were sent for assay, and an additional 86 duplicate, standard and blank assays were performed. The range of gold values reported from the drill samples varied from below detection levels to 95.6 g/t with an average of 1.02 g/t, and high grade samples were thoroughly checked.

Check assays were submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 2-assay ton gold analysis. Both labs are ISO 9002 certified. AAL or Bonanza personnel delivered the samples to the check labs.

A summary of the drill results from all holes drilled are as follows:

Drill Hole Number	Hole Length (feet)	Azimuth	Dip	From – To (feet)	Interval Length (feet)	Gold Grade (opt)	Gold Grade (g/t)
Pam02-1	272	195	-45	49.7 – 54.3	4.6	0.028	1.0
				60.5 – 63.5	3	1.62	55.5
				92.5 - 101	8.5	0.024	0.8
				118 - 121	3	0.025	0.9
Pam02-2	237	204	-64	40 - 65	25	0.028	1.0
				95 - 115	20	0.023	0.8
Pam02-3	210	195	-65	85 - 100	15	0.014	0.5
				180.5 – 181.5	1	2.79	95.6
Pam02-4	239	184	-60	No Significant Mineralization Encountered
Pam02-5	240	180	-85	No Significant Mineralization Encountered
CM02-1	125	0	-90	95 – 102.5	7.5	0.058	2.0
CM02-2	150	194	-55	No Significant Mineralization Encountered
CM02-3	135	115	-71	No Significant Mineralization Encountered

Several undrilled high quality targets are present on the Pamlico property, and exploration efforts currently focus on refining drill targets in these areas and compilation of the new drill data and modeling to evaluate these targets and plan future drilling to explore new targets and follow up these recent results.

The Corporation has granted 1,250,000 stock options to employees of the Corporation for a period of five years commencing February 21, 2003 at an exercise prices of $0.31 per share, subject to regulatory approval.

About American Bonanza

The Corporation is engaged in the acquisition, exploration and development of high-grade gold properties. The Corporation’s innovative metallogenic techniques developed at considerable expense represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. The Corporation’s metallogenic techniques have involved technical pioneering in terms of geological data analysis, hardware and software applications and will be the catalyst for future corporate growth.

Additional information about American Bonanza can be obtained at www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023